07025484

# Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 18, 2007

**File No.82-3300**

**Securities Exchange Commission**
**Division of Corporation Finance**
**Office of International Corporate Finance**
**450, Fifth Street, N.Y.**
**Washington D.C. 20549**
**USA**

RECEIVED 2007 JUL 23 P 12:32 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

| Sr No | Requirement under Listing Agreement with domestic Stock Exchanges | Letter dated | Subject matter |
|---|---|---|---|
| 1. | Clause 41 | July 18, 2007 | Intimating that the Company's Board Meeting will be held on July 28, 2007 to consider, inter alia, the Unaudited Financial Results of the Company for the quarter ended on June 30, 2007. |

Thanking you,

Yours faithfully,
For Reliance Industries Limited

PROCESSED
JUL 26 2007
THOMSON FINANCIAL

Vinod M Ambani
President & Company Secretary

Encl : a/a

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Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

July 18, 2007

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
**Fax No.2272 3121 / 2272 3710**

The Secretary
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Mumbai 400 051
**Fax No.2659 8237 / 38**

Dear Sirs,

We wish to inform that a meeting of the Board of Directors of the Company will be held on **Saturday, July 28, 2007** to consider, inter alia, the Unaudited Financial Results of the Company for the quarter ended on June 30, 2007.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

Vinod M. Ambani
President & Company Secretary

END